Exhibit 99.1
GAMECORP CLOSES $1 MILLION PRIVATE PLACEMENT

Toronto, Ontario – November 10, 2008 – Gamecorp Ltd. (CNQ: GGG, OTCBB: GAIMF) ("Gamecorp" or the “Company”) is pleased to announce that it has closed a non-brokered private placement in its securities at a price of $0.25 per common share for total proceeds of $1,000,000, subject to regulatory approval.

A total of 4,000,000 common shares are to be issued, with insiders of the Company purchasing a total of 840,000 common shares.  No warrants were issued.  The common shares comprising the private placement will carry a statutory four-month hold period.

“I am encouraged by the support of our private placement investors, despite the present turmoil in the broader financial markets,” stated John Simmonds, CEO of Gamecorp. “The Company intends to direct these proceeds into the continued development of its gaming investments, namely the current operations under way in Peru, as well as the pursuit of other gaming projects with various hotel and resort partners.”

Gamecorp Ltd., headquartered in Toronto, Ontario, is a public company that trades under the symbol GGG on the Canadian Trading and Quotation System Inc. and under the symbol GAIMF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Gamecorp's current expectations. These statements involve risks and uncertainties including, without limitation, Gamecorp's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Gamecorp Ltd.
Telephone: (416) 477-5656, Ext. 301